

December 2, 2011

<u>Via E-mail</u>
Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
2029 South Westgate Avenue
Los Angeles, CA 90025

> **Re:** **Platinum Studios, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2011**
> **File No. 333-177921**

Dear Mr. Rosenberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements for the three months ended September 30, 2011.

2. We note your disclosure on page 38 that Standard Chartered Bank delivered a default notice to you. Please revise your Prospectus Summary and Risk Factors sections to include disclosure about this default.

Signatures, page 55

3. Please have you principal accounting officer or controller sign the registration statement in his or her individual capacity.

Exhibit Index, page 57

4. We note that you have not included your articles of incorporation, bylaws or most of your material contracts in the exhibit index or filed them as exhibits to your registration statement. Please revise to file these exhibits and include them in the exhibit index or advise. Refer to Item 601 of Regulation S-K.

Exhibit 5.1

5. Please have counsel revise to consent to being named in the Description of Capital Stock and Legal Matters sections of the prospectus and to the discussion of the legal opinion in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

                                            Sincerely,

                                            /s/ Justin Dobbie

                                            Justin Dobbie
                                            Legal Branch Chief

cc: Via E-mail
        Christopher H. Dieterich, Esq.
        Dieterich & Associates